UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2 )*

                          STORAGE TRUST REALTY
    -------------------------------------------------------------------
                            (Name of Issuer)

          Common Shares of Beneficial Interest, $0.01 Par Value
    -------------------------------------------------------------------
                     (Title of Class of Securities)

                                861909109
    -------------------------------------------------------------------
                             (CUSIP Number)

    David Goldberg, 701 Western Avenue, Glendale, California 91201-2397
                          818/244-8080, ext. 529
    -------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 4, 1998
    -------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
  CUSIP No. 861909109

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
             Public Storage, Inc.
             95-3551121

 2    Check the Appropriate Box if a Member of a Group*
                                          a. [X]
                                          b. [ ]

 3    SEC Use Only

 4    Source of Funds*
             WC

 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6    Citizenship or Place of Organization
             California

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH
                  7    Sole Voting Power
                         964,000

                  8    Shared Voting Power
                         N/A

                  9    Sole Dispositive Power
                         964,00

                  10   Shared Dispositive Power
                         N/A

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          964,000

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

 13   Percent of Class Represented by Amount in Row (11)
          5.998%

 14   Type of Reporting Person*
          CO

   * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 861909109

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
             B. Wayne Hughes

 2    Check the Appropriate Box if a Member of a Group*
                                          a. [X]
                                          b. [ ]

 3    SEC Use Only

 4    Source of Funds*
             PF, BK

 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6    Citizenship or Place of Organization
             USA

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH
                  7    Sole Voting Power
                         -0-

                  8    Shared Voting Power
                         -0-

                  9    Sole Dispositive Power
                         -0-

                  10   Shared Dispositive Power
                         -0-

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          -0-

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

 13   Percent of Class Represented by Amount in Row (11)
          0%

 14   Type of Reporting Person*
          IN

   * SEE INSTRUCTIONS BEFORE FILLING OUT!

        The Statement on Schedule 13D dated July 30, 1998, as amended by Amendment No. 1 dated August 28, 1998 (the "Schedule 13D") filed by Public Storage, Inc. ("PSI") and B. Wayne Hughes, relating to the Common Shares of Beneficial Interest, $0.01 par value (the "Shares"), of Storage Trust Realty, a Maryland real estate investment trust (the "Issuer"), is amended by this Amendment No. 2 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 4. Purpose of Transaction

        Item 4 of the Schedule 13D is supplemented as follows:

        Issuer sent PSI a letter dated September 4, 1998 and PSI sent Issuer a letter dated September 4, 1998, copies of which are attached to this Statement as Exhibits 7 and 8, respectively.

Item 7. Material to be Filed as Exhibits

        Exhibit 1 - Letter from PSI to Issuer dated June 10, 1998. Previously filed.

        Exhibit 2 - Letter from Issuer to PSI dated June 18, 1998. Previously filed.

        Exhibit 3 - Letter from PSI to Issuer dated August 3, 1998. Previously filed.

        Exhibit 4 - Letter from Issuer to PSI dated August 24, 1998. Previously filed.

        Exhibit 5 - Letter from PSI to Issuer dated August 28, 1998. Previously filed.

        Exhibit 6 - Joint Filing Agreement. Previously filed.

        Exhibit 7 - Letter from Issuer to PSI dated September 4, 1998. Filed herewith.

        Exhibit 8 - Letter from PSI to Issuer dated September 4, 1998. Filed herewith.

                                   SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 1998

                                       PUBLIC STORAGE, INC.


                                       By:  /S/ DAVID GOLDBERG
                                           -----------------------------
                                           David Goldberg
                                           Senior Vice President and
                                           General Counsel

                                        /S/ B. WAYNE HUGHES
                                       ---------------------------------
                                       B. Wayne Hughes